Filed pursuant to Rule 424(b)(3)
                                                  Registration No.  33-63441

    PROSPECTUS
                                   $50,000,000
                         AMERICAN FINANCIAL CORPORATION
                      9-3/4% Debentures Due April 20, 2004

         This Prospectus relates to 9-3/4% Debentures due April 20, 2004 (the "Debentures") of American Financial Corporation ("AFC" or the "Company"). The Debentures are unsecured obligations of the Company, pay interest on April 20 and October 20 of each year, and may be redeemed at the option of AFC, in whole or in part, at prices declining each April 20 from 104.75% of principal amount in 1999 to 100% in 2002 and thereafter. The Debentures have no mandatory annual sinking fund requirements prior to maturity. See "Description of Debentures."

         Under an Indenture between AFC and Star Bank, National Association, as Trustee, up to $750 million principal amount of Debentures are authorized to be issued. Of the $50 million principal amount of Debentures which are the subject of this Offering, $37.5 million principal amount was issued in private transactions in September and October 1995 to certain funds and other accounts managed or advised by Fidelity Management and Research Company ("Fidelity") and $12.5 million principal amount was issued to certain funds associated with Allstate Insurance Company and Allstate Life Insurance Company (collectively, "Allstate") which funds are managed or advised by Crescent Capital Corporation ("Crescent") (the actual Fidelity and Allstate funds and accounts holding the Debentures are referred to herein as the "Selling Debentureholders"). Approximately $203.8 million principal amount of Debentures were issued in 1994 in an exchange offer for other AFC debentures then outstanding, and $50 million principal amount of Debentures were issued to several funds managed by Fidelity in a private placement in May 1995. Additional Debentures may be issued in future exchange offers, private placements or in other transactions. As of October 12, 1995, approximately $303.8 million principal amount of the Debentures were outstanding.

         The  Debentures  are  listed on  the  Pacific  and  Cincinnati Stock
    Exchanges and  also trade  in the  over-the-counter market.   See  "Price
    Range of Debentures."


         The  Debentures to which this  Prospectus relates may  be offered to
    the public from time  to time by the Selling Debentureholders.   See "The
    Selling Debentureholders."

         The Company will receive none of the proceeds from the sale of the Debentures by the Selling Debentureholders but will pay all of the expenses of registration of the Debentures. The Debentures offered hereby may be sold from time to time directly by the Selling Debentureholders or through brokerage firms that may be deemed to be underwriters, dealers or agents. See "Plan of Distribution." If required, a Prospectus Supplement will be delivered setting forth the aggregate principal amount of Debentures being offered hereby, the identity of Selling Debentureholders and the terms of the offering, including the names of any brokerage firms that may be deemed to be underwriters, dealers or agents; any discounts, commissions and other items constituting compensation from Selling Debentureholders and any discounts, concessions or commissions allowed or paid to dealers; any indemnification by the Company of Selling Debentureholders or any underwriter, dealer or agent against certain liabilities, including liabilities under the Securities Act of 1933 (the "Securities Act"); and the resulting net proceeds to Selling Debentureholders.

         See  "Investment   Considerations"  beginning  on   page  5   for  a
    discussion of certain factors that should be considered in connection with an investment in the Securities offered hereby.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
          HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
             UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is October 26, 1995.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Commission under the Securities Act with respect to the Offering. This Prospectus does not contain all the information, exhibits and undertakings contained in the Registration Statement, to which reference is hereby made. Statements contained in this Prospectus as to the terms of any contract or other document are not necessarily complete with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement. Reference is made to the exhibits for a more complete description of the matter involved. Such reports, proxy and information statements, the Registration Statement and other information filed with the Commission by AFC may be inspected at and obtained from the Commission at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Suite 1400, 500 West Madison Avenue, Chicago, Illinois, and at 7 World Trade Center, 13th Floor, New York, New York. Copies of such material can also be obtained, at prescribed rates, by mail from the Public Reference Section of the
    Commission at its Washington, D.C. address set forth above. The Debentures are traded on the Pacific and Cincinnati Stock Exchanges. Reports can be inspected at the Records Department offices of the Pacific Stock Exchange at 115 Samsone St., 9th Floor, San Francisco, California, and at the offices of the Cincinnati Stock Exchange at 400
    S. LaSalle Street, Chicago, Illinois.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the Commission (File No. 1-7361) pursuant to the Exchange Act are incorporated herein by reference:

         1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, as amended (the "Annual Report");

         2. The Company's Current Reports on Form 8-K dated April 7, 1995 and August 23, 1995; and

         3. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1995 and June 30, 1995 (the "Quarterly Reports").

         All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing thereof. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents are available upon request without charge from the Company at the address and phone number set forth below.

         The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or verbal request of any such person, a copy of any or all of the documents which have been incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to American Financial Corporation, One East Fourth Street, Cincinnati, Ohio 45202, Attention: Treasurer, Telephone (513) 579-2494.

                               SUMMARY INFORMATION

         This summary is qualified by the more detailed information and financial statements appearing elsewhere, or incorporated by reference, in this Prospectus.

                                   The Company

         American Financial Corporation ("AFC") is a holding company operating through wholly-owned and majority-owned subsidiaries and other companies in which it holds significant minority ownership interests. These companies operate in a variety of financial businesses, including property and casualty insurance, annuities, and portfolio investing. In nonfinancial areas, these companies have substantial operations in the food products industry and radio and television broadcasting. AFC was incorporated as an Ohio corporation in 1955. Its address is One East Fourth Street, Cincinnati, Ohio 45202 and its phone number is (513) 579-2121.

         American Financial Group, Inc. (formerly American Premier Group, Inc.) owns 100% of the outstanding common stock of AFC, which amounts to 79% of the voting power of the corporation after taking into account outstanding voting preferred stock of AFC. American Financial Group is a holding company formed to own both AFC and American Premier Underwriters, Inc. ("APU"). On April 3, 1995, AFC and APU each merged with newly-formed subsidiaries of American Financial Group (the "Mergers"). In the Mergers, Carl H. Lindner and members of his family who owned 100% of the common stock of AFC exchanged their AFC common stock for approximately 55% of American Financial Group voting common stock. Former shareholders of APU received the other 45% of the voting common stock of American Financial Group. AFC and its subsidiaries own approximately 18.7 million shares of American Financial Group common stock which, as long as AFC is owned by American Financial Group, generally will not be eligible to vote.



                                  The Offering


    Issue                       $50,000,000 principal amount of 9-3/4%
                                Debentures due April 20, 2004


    Interest Payment Dates      April 20 and October 20

    Optional Redemption
         The Debentures may be redeemed at the option of the Company, in whole or in part, at prices declining each April 20 from 104.75% of principal amount in 1999 to 100% in 2002 and thereafter.

    Use of Proceeds
         The Company will not receive any proceeds from the sale of Debentures offered hereby by the Selling Debentureholders.

    Listing
         The Debentures are listed on the Pacific and Cincinnati Stock Exchanges and trade on the Pacific Stock Exchange under the symbol "AFIZ.P".

                    Summary Historical Financial Information

         The following table sets forth certain data (dollars in millions) and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Annual Report and the Quarterly Reports. Results for interim periods are not necessarily indicative of results to be expected for the year.

                                                Six Months
                                              Ended June 30,                Years Ended December 31,
                                               1995     1994         1994       1993       1992     1991      1990

    Operations Statement Data (1):
    Total Revenues    . . . . . . . . . . .  $1,134   $1,032       $2,103   $ 2,721    $ 3,929   $ 5,219  $ 7,761
    Earnings (Loss) From Continuing
        Operations Before Income Taxes  . .      66       67           44       262       (145)      119       49
    Earnings (Loss) From:
        Continuing Operations   . . . . . .      47       50           19       225       (162)       56       (9)

        Discontinued Operations   . . . . .      --       --           --        --         --        16        3
        Extraordinary Items . . . . . . . .      (3)     (16)         (17)       (5)        --        --       28
        Cumulative Effect of Accounting          --       --           --        --         85        --       --
    Change  . . . . . . . . . . . . . . . .
    Net Earnings (Loss) . . . . . . . . . .      44       34            2       220        (77)       72       22
    Ratio of Earnings to Fixed Charges (2)     1.58     2.00         1.69      2.62       2.15      1.54     1.12

    Ratio of Earnings to Fixed Charges
        and Preferred Dividends (2)   . . .    1.34     1.66         1.40      2.26       1.94      1.42     1.06
    Balance Sheet Data (1):
    Total Assets    . . . . . . . . . . . . $11,230  $10,182      $10,550   $10,077    $12,389   $12,057  $11,500
    Long-term Debt:
        Parent Company  . . . . . . . . . .     355      493          490       572        557       559      558

        Payable to APU  . . . . . . . . . .     526       --           --        --         --        --       --
        Subsidiaries  . . . . . . . . . . .     432      587          617       482      1,452     1,549    2,432
    Capital Subject to Mandatory Redemption       3       35            3        49         28        82       77
    . . . . . . . . . . . . . . . . . . . .
    Other Capital   . . . . . . . . . . . .     526      455          396       537        280       262      256
    ---------------------

    (1)  Due to decreases  in ownership percentages in 1993,  1992 and 1991, AFC ceased  accounting for certain companies as subsidiaries and began accounting for them as investees.  AFC had  accounted for American
         Premier as a subsidiary from 1992 through the  first quarter of 1993 due to AFC's ownership  exceeding
         50%.  As a  result of these changes, income statement and balance sheet components are not comparable.
         See Note B of  Notes to Financial  Statements and "Management's Discussion  and Analysis - Results  of
         Operations" in AFC's 1994 Form 10-K incorporated herein by reference.



                                                        -6-


    (2)  Fixed charges  are computed on a  "total enterprise" basis.   For purposes of  calculating the ratios,
         "earnings" have been  computed by adding  to pretax earnings  (excluding discontinued operations)  the fixed  charges and  the  minority  interest  in earnings  of  subsidiaries  having fixed  charges  and deducting (adding) the  undistributed equity in earnings (losses) of investees.  Fixed charges include interest (excluding  interest on  annuity policyholders'  funds),  amortization of  debt discount  and expense, preferred dividend requirements of subsidiaries and a portion of rental expense deemed  to be representative of the interest factor.

                            INVESTMENT CONSIDERATIONS

         Prospective investors in the Debentures should consider carefully all of the information set forth in this Prospectus including the information in the documents incorporated by reference and, in particular, should evaluate the specific factors set forth below for risks involved with an investment in the Debentures.

    Holding Company Structure, Dividend Restrictions

         AFC is a holding company with almost all of its operations being conducted by its subsidiaries. AFC has continuing expenditures for administrative expenses and corporate services and, most importantly, for the payment of principal and interest on borrowings and for dividends on AFC preferred stock. AFC relies on dividends and tax payments from its subsidiaries, borrowings from affiliates as well as dividends from companies in which it has a significant investment for funds to meet its obligations.

         As of June  30, 1995,  AFC had  approximately $355  million of  non-
    subordinated indebtedness outstanding at the parent holding company level. It had preferred stock outstanding at the same date which required annual dividend payments of approximately $25 million. Great American Holding Corporation ("GAHC"), a wholly-owned subsidiary of AFC, had $199 million, and other AFC subsidiaries had an additional $232 million of indebtedness outstanding at June 30, 1995. AFC has significant assets at the parent company level but they are not sufficient to enable it to meet its ongoing needs for cash without the receipt of dividends and tax payments from its subsidiaries. Following completion of the Mergers, an AFC subsidiary repaid $187 million of borrowings under its multi-bank revolving credit facility. Also, AFC redeemed all $133 million principal amount of its 12% Debentures due 1999 at par and all $52 million principal amount of its 12-1/4% Debentures due 2003 at 102.5% of par on May 3, 1995. The funds utilized for these repayments were borrowed from APU under a subordinated credit agreement under which AFC can borrow up to $675 million. At June 30, 1995, AFC had borrowed approximately $526 million under this subordinated credit agreement.

         Since June 30, 1995, GAHC has retired $50 million principal amount of floating rate notes and called for redemption on October 16, 1995, $150 million principal amount of 11% notes. The funds utilized for these repayments include (i) approximately $65 million in cash AFG received upon the sale of approximately 2.3 million shares of AFG common stock to an employee stock ownership plan and to persons exercising AFG employee stock options, (ii) the proceeds of the sale of 9-3/4% Debentures due April 20, 2004 in several private placements and (iii) borrowings under GAHC's existing line of credit.

         Generally over 90% of the dividends AFC has received from subsidiaries have come from its principal insurance subsidiary, Great American Insurance Company ("GAI"), which is domiciled in Ohio. Payments of dividends by GAI and AFC's other insurance subsidiaries are subject to various laws and regulations which limit the amount of dividends that can be paid without prior approval. During 1993, the State of Ohio revised its dividend law for Ohio-domiciled insurers. Under the new law, the maximum amount of dividends which may be paid without either prior approval or expiration of a 30-day waiting period without disapproval is the greater of statutory net income or 10% of policyholders' surplus as of the preceding December 31, but only to the extent of earned surplus as of the preceding December 31. Without such approval, the maximum amount of dividends payable in 1995 from GAI based on its 1994 policyholders surplus is approximately $95 million. The maximum dividend permitted by law is not indicative of an insurer's actual ability to pay dividends, which may be further constrained by business and regulatory considerations, such as the impact of dividends on surplus, which could affect an insurer's ratings, competitive position, the amount of premiums that can be written, and the ability to pay future dividends. Furthermore, the Ohio Insurance Department has broad discretion to limit the payment of dividends by insurance companies domiciled in Ohio.

    Cyclicality of the Insurance Industry, Impact of Catastrophes

         AFC's insurance subsidiaries operate in a highly competitive industry that is affected by many factors which can cause significant fluctuations in the results of operations. AFC's insurance operations have been subject to operating cycles and losses from catastrophes. The property and casualty insurance industry has historically been subject to pricing cycles characterized by periods of intense competition and lower premium rates (a "downcycle") followed by periods of reduced competition, reduced underwriting capacity and higher premium rates (an "upcycle"). The property and casualty insurance industry is currently in an extended downcycle, which has lasted approximately eight years. The underwriting results for AFC's property and casualty operations have been adversely affected by this downcycle, particularly reflected in soft pricing in certain standard commercial lines of business. AFC believes that specialty lines of business will be less affected by supply/pricing pressures during downcycles than other lines of property and casualty insurance. Consequently, AFC believes that its emphasis towards specialty lines programs, larger accounts and loss sensitive and retrospectively rated policies will enhance its ability to achieve improved operating results during both upcycles and downcycles.

         As with other property and casualty insurers, AFC's operating results can be adversely affected by unpredictable catastrophe losses. AFC's insurance subsidiaries generally seek to reduce their exposure to such events through individual risk selection and the purchase of reinsurance. Major catastrophes in recent years included hail storms in Texas in the second quarter of 1995, the Northridge earthquake in Southern California and the winter storms in the South and Northeast in 1994; winter storms and flooding in the Midwest in 1993; Hurricanes Andrew and Iniki, Chicago flooding and Los Angeles civil disorder in 1992; and the Oakland fires in 1991. Total net losses to AFC's insurance operations from catastrophes were $31.6 million in the first six months of 1995; $51 million in 1994; $26 million in 1993; $42 millon in 1992; $22 million in 1991; and $13 million in 1990.

    Ratings

         A.M. Best Company, Inc. ("Best"), publisher of Best's Insurance Reports, Property-Casualty, has given GAI its rating of "A" (Excellent). Although some of the large insurance companies against whom GAI competes have a higher rating, AFC believes that the current rating is adequate to enable GAI to compete successfully. A downgrade in the Best rating below "A" (Excellent) could adversely affect the competitive position of GAI. Best's ratings are not designed for the protection of investors and do not constitute recommendations to buy, sell or hold any security.


    AFC's Investment Portfolio

         Approximately 95% of the bonds and redeemable preferred stocks held by AFC were rated "investment grade" (credit rating of AAA to BBB-) at June 30, 1995 and December 31, 1994, compared to less than 60% at the end of 1988. Investment grade securities generally bear lower yields and lower degrees of risk than those that are unrated or non-investment grade.

         At June 30, 1995, AFC held mortgage-backed securities, consisting primarily of collateralized mortgage obligations ("CMOs"), with a market value of $1.8 billion. At that date, interest only (I/Os), principal only (P/Os) and other "high risk" CMOs represented approximately seven-tenths of one percent of AFC's total mortgage-backed securities. AFC invests primarily in CMOs which are structured to minimize prepayment risk. In addition, the majority of CMOs held by AFC were purchased at a discount to par value. AFC believes that the structure and discounted nature of the CMOs will minimize the effect of prepayments on earnings over the anticipated life of the CMO portfolio. Substantially all of

    AFC's CMOs are rated "AAA" by Standard & Poor's Corporation and are collateralized primarily by GNMA, FNMA or FHLMC single-family residential pass-through certificates. The market in which these securities trade is highly liquid. Aside from interest rate risk, AFC does not believe a material risk (relative to earnings and liquidity) is inherent in holding such investments.

         AFC has generally followed a practice of concentrating its equity investments in a relatively limited number of issues rather than maintaining relatively limited positions in a larger number of issues. This practice permits concentration of attention on a limited number of companies in relatively few industries, principally insurance, utilities, financial services, food products, energy and communications. Some of the investments, because of their size, may not be as readily marketable as the typical small investment position. Alternatively, a large equity position may be attractive to persons seeking to control or influence the policies of a company and AFC's concentration in a relatively small number of companies and industries may permit it to identify investments with above average potential to increase in value. Because of its significant ownership percentage of the voting stock of several companies, AFC utilizes the equity method of accounting in certain companies. This method results in AFC including in its results its proportionate share of the investees' earnings and losses. At June 30, 1995, AFC utilized the equity method of accounting with respect to its investments of $548 million in AFG; $216 million in Chiquita Brands International, Inc. ("Chiquita"); and $72 million in Citicasters Inc. ("Citicasters").

    Adequacy of Loss Reserves

         The insurance subsidiaries of AFC establish reserves to cover their estimated liability for losses and loss adjustment expense with respect to both reported and unreported claims as of the end of each accounting period. By their nature, such reserves do not represent an exact calculation of liabilities. Rather, except for reserves related to environmental and asbestos type claims, such reserves are estimates involving projections at a given time of management's expectations as to the ultimate settlement and administration of claims. These expectations are, in turn, based on facts and circumstances known at the time, predictions of future events, estimates of future trends in the severity and frequency of claims and judicial theories of liability as well as inflation.

         In recent years, AFC's insurance subsidiaries have increased their premium writings in specialty commercial lines of business. Estimation of loss reserves for many specialty commercial lines of business is more difficult than for certain standard commercial lines because claims may not become apparent for a number of years (such period of time being referred to as the "tail"), and a relatively higher proportion of ultimate losses is considered incurred but not reported. As a result, variations in loss development are more likely in these lines of business.

         AFC regularly reviews its reserving techniques and reserve positions and believes that adequate provision has been made for loss reserves. Nevertheless, there can be no assurance that currently established reserves will prove adequate in light of subsequent actual experience. Future earnings could be adversely impacted should future loss development require increases in reserves previously established for prior periods.

         AFC's insurance subsidiaries face liabilities for asbestos and environmental ("A&E") claims. A&E claims arise out of general liability and commercial multi-peril policies issued by GAI prior to the early 1980's when providing coverage for A&E exposures was not specifically contemplated by GAI's policies.

         The insurance industry typically includes only claims relating to polluted waste sites and asbestos in defining environmental exposures. GAI extends its definition of A&E claims to include claims relating to breast implants, repetitive stress on keyboards, DES (a drug used in pregnancies years ago alleged to cause cancer and birth defects), and other latent injuries.

         Establishing reserves for A&E claims is subject to uncertainties that are greater than those presented by other types of claims. Factors contributing to those uncertainties include a lack of historical data, long reporting delays, uncertainty as to the number and identity of insureds with potential exposure, unresolved legal issues regarding policy coverage, and the extent and times of any such contractual liability. Courts have reached different and sometimes inconsistent conclusions as to when the loss occurred and what policies provide coverage, what claims are covered, whether there is an insured obligation to defend, how policy limits are determined and other policy provisions. Management believes these issues are not likely to be resolved in the near future.

         Based on known facts and current law, management believes that its reserves for A&E claims are adequate.

                          THE SELLING DEBENTUREHOLDERS

         Each Selling Debentureholder associated with Fidelity Management & Research Company, a Massachusetts corporation ("Fidelity"), is a portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended. Fidelity is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and provides investment advisory services to two of the Selling Debentureholders (Fidelity Puritan Trust: Fidelity Puritan Fund and Variable Insurance Products Fund: High Income Portfolio), to certain other registered investment companies and to certain other funds that are generally offered to limited groups of investors. Fidelity is a wholly-owned subsidiary of FMR Corp., a Massachusetts corporation.

         Each selling Debentureholder associated with Allstate Insurance Company or Allstate Life Insurance Company is a portfolio of an insurance company. Allstate Life Insurance Company is a stock life insurance company incorporated under the insurance laws of Illinois and and is a wholly-owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the insurance laws of Illinois.

         The  Selling Debentureholders  acquired  the  $50 million  principal
    amount  of  Debentures  offered  hereby  from  the   Company  in  private
    transactions in September and October 1995.

                                                                         Principal            Beneficial
                                                 Beneficial                Amount       Ownership of Debentures
                                           Ownership of Debentures           of             After Offering
                                               Before Offering           Debentures   --------------------------------
                                           ------------------------        Offered
                                                       Percentage of       Hereby                     Percentage
                                         Principal      Outstanding                    Principal         of
                 Selling                   Amount      Debentures (a)                  Amount (b)    Outstanding
             Debentureholder                                                                         Debentures(a)
     ---------------------------        -----------    --------------    -----------   ----------    ----------
     Fidelity Puritan Trust:            $19,500,000         6.4%        $19,500,000       -0-            --
     Fidelity Puritan Fund

     Variable Insurance Products Fund:  $14,570,000         4.8%        $10,000,000    $4,570,000       1.5%
     High Income Portfolio

     Fidelity Fixed Income Trust:       $24,830,000         8.2%         $4,000,000   $20,830,000       6.9%
     Spartan High Income Fund

     Fidelity Charles Street Trust:      $9,000,000         3.0%         $4,000,000    $5,000,000       1.6%
     Fidelity Asset Manager

     Allstate Insurance Company -        $5,000,000         1.6%         $5,000,000       -0-            --
     AICG

     Allstate Life Insurance             $3,000,000         1.0%         $3,000,000       -0-            --
     Company - ALISLBL

     Allstate Life Insurance             $2,500,000         .8%          $2,500,000       -0-            --
     Company - ALG

     Allstate Life Insurance             $2,000,000         .7%          $2,000,000       -0-            --
     Company - ALSPDA

    (a)  Based on the aggregate principal amount of Debentures outstanding at October 12, 1995.

    (b)  These Debentures were purchased from AFC in private placements in May 1995.  A registration statement was declared effective with respect to the sale of these Debentures in June 1995.

         In connection with this offering, AFC has agreed to indemnify the Selling Debentureholders against certain liabilities under the Securities Act of 1933, or to contribute to payments that the Selling Debentureholders may be required to make in respect thereof.

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of any of the Debentures by the Selling Debentureholders.

                              PLAN OF DISTRIBUTION

         The sale or distribution of the Debentures may be effected directly to purchasers by the Selling Debentureholders as principals or through one or more underwriters, brokers, dealers or agents from time to time
    (i) in one or more transactions on any exchange or in the over-the-counter market, or (ii) in transactions otherwise than in such markets. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the Selling Debentureholder or by agreement between the Selling Debentureholder and underwriters, brokers, dealers or agents, or purchasers. If the Selling Debentureholders effect such transactions by selling Debentures to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Debentureholders or commissions from purchasers of Debentures for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Debentureholders and any brokers, dealers or agents that participate in the distribution of the Debentures may be deemed to be underwriters, and any profit on the sale of Debentures by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

         Under the securities laws of certain states, the Debentures may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Debentures may not be sold unless the Debentures have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

         The Company will pay all of the expenses incident to the registration, offering and sale of the Debentures to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. The Company has agreed to indemnify the Selling Debentureholders and any underwriters against certain liabilities, including liabilities under the Securities Act.

                            PRICE RANGE OF DEBENTURES

         As of October 12, 1995, approximately $303.8 million principal amount of the Debentures were outstanding. The Debentures are listed on the Pacific Stock Exchange ("PSE") and the Cincinnati Stock Exchange. The following table shows for the periods indicated high and low closing prices per $1,000 principal amount of the Debentures on the PSE. The prices shown do not necessarily represent actual transactions.

                                                            High      Low
                      1994                                 -------  -------
                     ------
                 Second Quarter (a)                         $  990  $  930
                 Third Quarter                                 969     920
                 Fourth Quarter                                950     875

                      1995
                     ------
                 First Quarter                                 956     913
                 Second Quarter                              1,004     963
                 Third Quarter                               1,015     990
                 Fourth Quarter (Through October 10)         1,005     999

                 (a)     The  Debentures were  first  issued in
                 April 1994.

                            DESCRIPTION OF DEBENTURES

    General

         The Debentures are unsecured obligations of AFC and were issued under an Indenture between AFC and Star Bank, National Association as Trustee. The following statements are brief summaries of certain provisions of the Indenture and do not purport to be complete. The Indenture is on file with the Commission and references to the Indenture are qualified in their entirety by express reference to the Indenture.

         The Indenture provides for the issuance of up to $750 million principal amount of debentures of which $50 million principal amount are being offered hereby. Approximately $203.8 million principal amount of Debentures was issued in 1994 in an exchange offer for other debt securities of AFC then outstanding, $50 million principal amount was issued to certain funds affiliated with Fidelity in May 1995, a total of $37.5 million principal amount was issued to certain funds affiliated with Fidelity in September and October 1995 and $12.5 million principal amount was issued to certain funds affiliated with Allstate in October 1995. Additional Debentures may be issued in future exchange offers, private placements or other transactions. The Debentures are issuable as registered debentures without coupons in denominations of $1,000 and any multiple thereof. The Debentures are exchangeable and transferable at the office of the transfer agent which the Company has designated as Securities Transfer Company, One East Fourth Street, Cincinnati, Ohio 45202. No service charge will be made for the transfer or exchange of Debentures, but AFC may require payment of sums sufficient to cover any tax or other governmental charge. (Sections 2.03 and 2.06 of the Indenture; further references to Sections are references to the Indenture.)

    Principal, Maturity and Interest

         The Debentures bear interest at the rate of 9-3/4% per annum payable semi-annually on April 20 and October 20 each year to holders of record on the April 1 and October 1 next preceding the interest payment date. Interest on the Debentures will accrue from the most recent date upon which interest was paid. They will mature on April 20, 2004. Payments of principal and premium, if any, and interest payable on redemption (other than interest payable on April 20 and October 20) will be made at the office of the Paying Agent in Cincinnati, Ohio, upon surrender of the Debentures. (Section 3.01)

    Optional Redemption

         The Debentures will be redeemable after April 20, 1999 at the option of AFC, as a whole or in part, on not less than 30 nor more than 60 days' written notice, at the following prices, expressed in percentage of the principal amount, together with interest accrued to the date fixed for redemption. If redeemed on or after April 20 of:

              Redemption                                        Redemption
    Year        Price             Year                             Price
    ----      -----------         -----                         ----------
    1999        104.75%           2001                            101.75%
    2000        103.25%           2002 and thereafter             100.00%


            Redemptions will be made in $1,000 denominations with the Trustee determining the particular debentures to be redeemed by lot at its discretion. (Sections 4.01, 4.02 and 4.03)

    No Sinking Fund

            The Indenture contains no sinking fund provisions.

    No Financial Covenants

            The  Indenture  contains  no   provisions  which  restrict   the
    issuance of additional securities, the incurring of additional debt, the declaration of dividends or the retirement of equity securities. The Indenture does not require the maintenance of any particular ratios or the creation or maintenance of reserves, nor does it contain any other financial covenants.

            The provisions of the Indenture would not necessarily afford holders of the Debentures protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction which involves the Company and which event may adversely affect the holders.

    Modification and Satisfaction of Indentures

            The Indenture may be amended or supplemented by AFC and the Trustee with the consent of the holders of not less than a majority in principal amount of the debentures then outstanding; but no modification of the terms of payment of principal or interest on the Debentures and no modification impairing or reducing the percentage required for modification will be effective against any holder without his consent. (Section 9.02)

            The Indenture may be satisfied and discharged upon cancellation of all the Debentures or, under certain conditions, upon deposit with the Trustee of funds or securities sufficient therefor. (Section 8.01)

    Limitations on Claims in Bankruptcy or on Acceleration Upon an Event of Default

            Under the Indenture, the Trustee or the holders of 25% of the debentures may declare an acceleration if an Event of Default occurs and is continuing, even if the bankruptcy of AFC does not result in or was not the cause of the Event of Default. Under the terms of the
    Indenture, should an acceleration be declared as a result of the occurrence and continuation of an Event of Default absent bankruptcy, the claim of a holder of Debentures is for the full principal amount of the holder's debentures. (Section 6.02)

            The amount that a holder would be able to recover from AFC, under a bankruptcy or an event of default, may, however, be limited by applicable law to the issue price (the market value at the time of issuance) of the Debentures plus the portion of any original issue discount which has been amortized.

    Events of Default

            The following events are defined in the Indenture as "Events  of
    Default": failure to pay principal or premium when due for 20 days; failure to pay interest when due for 30 days; failure to perform any other covenants in the Indenture for 90 days after notice; certain events of bankruptcy, insolvency or reorganization of AFC; the occurrence of an event of default in any other instrument under which AFC has or may issue debt which has not been cured within 30 days after notice of such default; or failure to pay any funded debt in excess of $10,000,000 now existing or existing after the date of the Indenture within 20 days after stated maturity. Upon the happening and during the continuance of any Event of Default, the Trustee or the holders of at least 25% in principal amount of the outstanding Debentures may declare the principal and accrued interest of all debentures due and payable. The Indenture provides that such declaration and its consequences may, in certain events, be annulled by the holders of a majority in principal amount of the outstanding debentures. (Article 6)

            The  Indenture  provides  that   if  a  default  occurs  and  is
    continuing and is actually known to the Trustee, the Trustee shall, within 90 days thereafter, give to the holders notice of all uncured defaults known to it (the term default to include the events specified above without grace periods); provided that, except in the case of default in payment of principal of or interest in respect of the debentures, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders. (Section 7.05)

            AFC must furnish to the Trustee within 120 days after the end of each fiscal year, a certificate of certain officers of AFC as to whether such persons have knowledge of any default under the Indenture. (Section 3.04)

            The holders of a majority in aggregate principal amount of outstanding Debentures will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, except that the Trustee shall not be so required to act unless reasonable indemnity shall be offered against the costs, expenses and liabilities of such act, or except as otherwise provided in the Indenture. (Sections 6.05 and 7.01)

    Trustee

            The Trustee serves as trustee under indentures relating to other debt of AFC and certain of its subsidiaries and affiliates and has
    loans outstanding to  certain subsidiaries and  affiliates of  AFC.   The
    Trustee has no other material relationship with AFC.

    Authenticating Agent, Paying Agent, Registrar

            Securities   Transfer  Company,  an  Ohio  limited  partnership,
    Cincinnati, Ohio, has been designated by AFC as the Authenticating Agent, Paying Agent, and Registrar for the debentures. AFC may change the Authenticating Agent, Paying Agent and Registrar without prior notice. AFC is the general partner of Securities Transfer Company and subsidiaries and affiliates of AFC are limited partners. AFC or any of its subsidiaries or affiliates may act in such capacities.


                                  LEGAL MATTERS

            Certain legal matters, including the validity of the Debentures offered hereby, will be passed upon for the Company by Keating, Muething & Klekamp.


                                     EXPERTS

            The consolidated financial statements of AFC appearing in AFC's Annual Report (Form 10-K) for the year ended December 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such report is based in part on the reports of Deloitte & Touche LLP, independent auditors relating to the consolidated financial statements of American Premier Underwriters, Inc. and of Deloitte & Touche, independent auditors, relating to the consolidated financial statements of General Cable Corporation. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

         No person has been authorized to give any information or to make any representations not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Debentureholders. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the infor-mation herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.




                              TABLE OF CONTENTS

         AVAILABLE INFORMATION . . . . . . . . . . . . . . . . .   2

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . .   2

         SUMMARY INFORMATION . . . . . . . . . . . . . . . . . .   4

         INVESTMENT CONSIDERATIONS . . . . . . . . . . . . . . .   8

         THE SELLING DEBENTUREHOLDERS  . . . . . . . . . . . . .  13

         USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . .  15

         PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . .  15

         PRICE RANGE OF DEBENTURES . . . . . . . . . . . . . . .  16

         DESCRIPTION OF DEBENTURES . . . . . . . . . . . . . . .  17

         LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . .  20

         EXPERTS . . . . . . . . . . . . . . . . . . . . . . . .  20

                                  AMERICAN
                                  FINANCIAL
                                 CORPORATION


                                 $50,000,000

                              9-3/4% Debentures
                             due April 20, 2004






                                 PROSPECTUS




                               October 26, 1995